February 16, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Alan Campbell

Re:	Ocean Biomedical, Inc.
Registration Statement on Form S-1
Originally Filed June 9, 2021
File No. 333-256950

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Ocean Biomedical, Inc. (n/k/a Ocean Biomedical Holdings, Inc.) (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form S-1 (File No. 333-256950), together with all exhibits and amendments thereto, initially confidentially submitted to the Commission on March 5, 2021 and subsequently filed with the Commission on June 9, 2021 (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because the Company consummated a business combination on February 14, 2023 and, as a result, the Company is no longer pursuing an initial public offering. Accordingly, the Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions, or need further information with respect to this matter, please contact Elizabeth Ng at (415) 827-9130.

Sincerely,

By:	/s/ Elizabeth Ng
Name:	Elizabeth Ng
Title:	Chief Executive Officer

cc:	Kate Bechen, Dykema Gossett PLLC